I, Brad Ziajor, certify that:

(1) the financial statements of Photog LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Photog LLC included in this Form reflects accurately the information reported on the tax return for Photog LLC filed for the fiscal year ended 2016.



Brad Ziajor
CEO and Founder

7/25/2017

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.